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      E-Mail: pmarcogliese@cgsh.com

March 22, 2019

VIA EDGAR CORRESPONDENCE

Mr. Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pinterest, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted March 6, 2019
CIK: 0001506293

Dear Mr. Kauten:

On behalf of our client, Pinterest, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 20, 2019, with respect to the above-referenced Amendment No. 1 to Draft Registration Statement (the “Draft Registration Statement”) on Form S-1 submitted on March 6, 2019.

The Company has publicly filed today its initial registration statement on Form S-1 (the “Registration Statement”), together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the draft version submitted on March 6, 2019.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the Registration Statement.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Mr. Jeff Kauten

Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 64

1.

You added disclosure in the risk factors that you restated your active user data for periods from the fourth quarter of 2016 to the first quarter of 2018 but were unable to restate your user data for periods prior to the fourth quarter of 2016. Given that you present active user data for the first three quarters of 2016, which are calculated using your prior methodology, please disclose this prior methodology in the filing.

In response to the Staff’s comment, the Company has revised the disclosure on page 32.

Results of Operations, page 71

2.

We note your response to prior comment 6. Your discussion and analysis should provide insight into the extent to which historical financial information is indicative of future results. In order to provide further context to the nature of your historical growth in light of the early stage of your monetization efforts, please quantify how both the number of advertisements placed by new advertisers and the increased number of advertisements from existing advertisers have impacted the change in revenue. Refer to Item 303(a)(3)(iii) of Regulation S-K and Sections III.A and III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has revised the disclosure on page 75. Pursuant to Item 303(a) of Regulation S-K and SEC Release No. 33-6835, the Company advises the Staff that in future periods it will include a discussion of material changes in revenue necessary to an understanding of the Company’s business and, to the extent the contribution of two or more factors are material, it will quantify such factors.

3.

You indicate that your analysis relates to the amount of revenue based on the geographic location of your users. However, it appears that the geographic revenue you disclose correlates to the amount disaggregated based on your customers’ billing addresses. Please revise to discuss the changes in geographic revenue derived from the location of your users.

In response to the Staff’s comment, the Company has revised the disclosure on page 74.

Unaudited Quarterly Results of Operations Data, page 73

4.

Please ensure that your discussion of historical share-based compensation expense and net income (loss) throughout your filing is balanced with a discussion of the substantial share-based compensation expense you will incur in the future, in addition to the cumulative share-based compensation expense that will be recognized upon an Initial Event. Clearly indicate that your results of operations subsequent to the completion of the Initial Event will be significantly impacted by the recognition of share-based compensation with respect to the vesting of unvested RSUs as well as any newly issued RSUs. In this regard, revise the footnotes to Summary Consolidated Financial Information and Other Data, Selected Consolidated Financial Information, and Unaudited Quarterly Results of Operations Data related to the amount of share-based compensation expense included in historical costs and expenses. Indicate that future share-based compensation expense will affect your ability to achieve future profitability.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 28, 65, 72, 74 and 78.

Mr. Jeff Kauten

Securities and Exchange Commission

Description of Capital Stock, page 149

5.

Please revise to provide a more detailed description of the material voting rights of the Class A common stockholders. For example, disclose the circumstances under which the Class A common stockholders are entitled to a separate class vote under Delaware law or under your amended and restated certificate of incorporation.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 163.

Consolidated Statements of Cash Flows

Supplemental Cash Flow Disclosures, page F-8

6.

We note that your schedule of non-cash investing and financing activities includes the net decrease in accrued property and equipment additions for the year ended December 31, 2018, which would appear to be a cash outflow. Please revise to clearly identify only those transactions that do not result in cash receipts or cash payments. Refer to ASC 230-10-50-3.

In response to the Staff’s comment, the Company has revised the disclosure on page F-8.

Notes to Consolidated Financial Statements

Note 15. Subsequent Events, page F-33

7.

Please revise to disclose an estimate of the financial effects of the subsequent events. For example, you should indicate the grant date fair value of the restricted stock units granted after January 1, 2019, as well as the related impact on share-based compensation expense. In addition, disclose the expected effect on the balance sheet upon commencement of the lease related to the agreement entered into in March 2019. Refer to ASC 855-10-50-2(b).

In response to the Staff’s comment, the Company has revised the disclosure on page F-33.

Mr. Jeff Kauten

Securities and Exchange Commission

General

8.

We note your response to prior comment 8 but continue to believe that consents should be filed for each of the commissioned studies by Comscore, Talk Shoppe, Oracle, Analytics Partners, and Millward Brown to the extent that these studies were prepared for use in connection with the registration statement. For guidance, please refer to Question 141.02 of the Securities Act Sections Compliance and Disclosure Interpretations.

The Company respectfully advises the Staff that the studies referenced were commissioned in the ordinary course of the Company’s business and not prepared for use in connection with the registration statement. In particular, the Company has been commissioning Comscore reports since 2017, Talk Shoppe since early 2018, Oracle since 2016, Analytic Partners since 2017 and Millward Brown since 2016. The Company regularly commissions these third parties to conduct research for a variety of business-related purposes, including research about its user base and the efficacy of the advertisements on its platform, as well as for product development and marketing.

*    *    *

Please direct any comments regarding this submission to Pamela L. Marcogliese at (212) 225-2556.

Very truly yours,

/s/ Pamela L. Marcogliese

Pamela L. Marcogliese

cc:	Melissa Walsh
Stephen Krikorian
Jan Woo
Securities and Exchange Commission

Benjamin Silbermann

Christine Flores

Monifa Clayton

        Pinterest, Inc.

Ethan A. Klingsberg

Jeffrey D. Karpf

        Cleary Gottlieb Steen & Hamilton LLP

Gregg A. Noel

        Skadden, Arps, Slate, Meagher & Flom LLP